UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48236

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23   AND ENDING 12/31/23
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MOLONEY SECURITIES CO., INC.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13537 BARRETT PARKWAY DRIVE #300
(No. and Street)

MANCHESTER	MO	63021
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DON HANCOCK	(314) 909-0600	dhancock@moseco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt & Patterson, LLC
(Name – if individual, state last, first, and middle name)

260 Chesterfield Industrial Blvd	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)
2/24/09		3372	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DON HANCOCK _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MOLONEY SECURITIES CO., INC. _____, as of 12/31 _____, 2 023 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
CEO

mary L Carter
Notary Public

> MARY L. CARTER
> Notary Public - Notary Seal
> Jefferson County - State of Missouri
> Commission Number 15486645
> My Commission Expires Oct 4, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MOLONEY SECURITIES CO., INC.

Financial Statements
For the Year Ended December 31, 2023
With
Report of Independent Registered Public
Accounting Firm

Public Document

MOLONEY SECURITIES CO., INC.

TABLE OF CONTENTS



HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Moloney Securities Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moloney Securities Co., Inc. (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Moloney Securities Co., Inc., as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Moloney Securities Co., Inc.'s management. Our responsibility is to express an opinion on Moloney Securities Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Moloney Securities Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Other Matter

These financial statements originally issued on March 28, 2024 have been restated and reissued on April 23, 2024 due to a subsequent event occurring relating to a potential SEC settlement offer of $316,906 received on March 21, 2024, which is accrued on the statement of financial condition and disclosed in the subsequent events footnote of the restated financial statements. This caused the Company to understate liabilities as of December 31, 2023. Upon accrual of the settlement in the restated financial statements, the Company became out of net capital compliance from December 31, 2023 to February 21, 2024, as disclosed in the subsequent events footnote. As of February 21, 2024, the Company entered into a subordinated loan agreement with a third party to provide $1 million in funding to maintain net capital compliance as the Company resolves matters initiated by securities regulators. This is also disclosed in the subsequent events footnote of the restated financial statements.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

We have served as Moloney Securities Co., Inc.'s auditor since 2018.

April 23, 2024

260 CHESTERFIELD INDUSTRIAL BLVD. CHESTERFIELD, MO 63005 PHONE 636/530-1040 FAX 636/530-1101

Moloney Securities Co., Inc.
Statement of Financial Condition
December 31, 2023
"As Restated"

Assets

Cash	$	632,452
Commissions receivable-broker		301,374
Clearing deposit-broker		76,242
Securities owned		111,441
Commissions receivable-other		331,366
Employee advances		93,487
Prepaid expenses		34,730
Deposits		12,013
Due from affiliates		151,208
Other receivables		181,192
Total Assets	$	1,925,505

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	38,072
Commissions payable		764,961
Accrued expenses		580,416
Total Liabilities	$	1,383,449
Stockholders' equity:		
Common stock with par value;		
authorized 900,000 shares; issued		
and outstanding 34,765.999 shares at stated value		273,440
Paid-in capital		1,193,335
Retained earnings		(924,719)
Total Stockholder's Equity		542,056
Total Liabilities and Stockholder's Equity	$	1,925,505

See accompanying notes and independent auditor's report

Moloney Securities Co., Inc.
Notes to Financial Statements
December 31, 2023

NOTE 1 - DESCRIPTION OF BUSINESS

Moloney Securities Co., Inc., a Missouri corporation, was organized in 1995 for the purpose of providing broker- dealer services to its customers. The Company services various regions of the United States and sells stocks and bonds, mutual funds, variable and fixed annuities, and insurance products. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and various states.

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

The company is a wholly owned subsidiary of Briar Green Holdings, Inc. (the Parent).

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation. The Company experienced no losses of cash in 2023.

The Company has a clearing agreement with RBC Correspondent Services (the "Clearing Broker"). The Clearing Broker clears all the Company's securities transactions for the Company. The Company is required to maintain a clearing deposit with the Clearing Broker.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Security transactions and related commission revenue and expense are recorded on a trade date basis. Acting as an agent, the Company may buy and sell securities on behalf of its customers. In return for such services, the Company charges a commission. Each time customers enter into a buy or sell transaction, a commission is earned by the Company for its selling and administration efforts.

Commissions payable are current obligations to brokers resulting from the buying and selling of securities and annuities to customers in the ordinary course of business.

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of Financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. These estimates do not generally reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's policy is to expense non-direct response advertising costs when incurred. The Company does not utilize direct- response advertising and, accordingly, no provision for capitalizing these costs has been made.

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads.

Revenues are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenues upon completion of transactions as it satisfies the performance obligation identified in accordance with this standard.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Briar Green Holdings, Inc. (the "Parent") and it implemented an expense sharing agreement with the Parent as of January 1, 2016. The Parent shared certain operating and overhead costs such as administrative support, management, office space, office equipment and other services under this expense sharing agreement with the Company. The Parent also provides human resources services such as payroll and benefits processing under a human resources service agreement to the Company. The Company also conducts intercompany transactions with the Parent's other subsidiaries related to certain operating costs.

Shared expenses under the expense sharing agreement amounted to approximately $3,230,729 during the year ended December 31, 2023. The balance due from affiliates of $151,208 on the Statement of Financial Condition is composed of $149,413 owed by the Parent for pre-payment of certain shared expenses, payroll, and benefits processing and $1,795 is a receivable from another affiliate of the Company for operating costs.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($71,102 at December 31, 2023), or $50,000. Net capital and the related net capital ratio may fluctuate on a daily basis.

NOTE 5 – NET CAPITAL REQUIREMENTS (Continued)

At December 31, 2023, the Company had net capital and net capital requirements of approximately $-101,446 and $71,102 respectively. The Company's percentage of aggregate indebtedness to net capital is -1364%.

NOTE 6 – RESERVE REQUIREMENTS

The Company is exempt from the reserve requirements of the Securities Exchange Act of 1934, per paragraph (k)(2)(ii) of Rule 15c3-3. The Company is also exempt from the reserve requirement for conducting business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's client activities involve the execution and settlement of various client securities transactions. The activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

NOTE 8 – INCOME TAXES

As of July 1, 1995, the Company, with the consent of its initial shareholder, elected under the Internal Revenue Code to become an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

The Company has addressed the provisions of ASC 740-10, Accounting for Income Taxes. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. The Company's policy for reporting penalties and interest related to income taxes is to expense as they are incurred."

The federal and state income tax returns for the Company for 2020, 2021, 2022 and 2023 are subject to examination by the respective taxing authorities generally for three years after they are filed.

NOTE 9 – EMPLOYEE BENEFIT PLANS

Allocation of this expense is assigned by the Parent to the Company per the expense sharing and human resources agreement.

NOTE 10 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.

Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or ·liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

NOTE 10 – FAIR VALUE MEASUREMENT (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2023.

Assets	Fair Value Measurements 12/31/2023	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Private Equity Funds	$ 111,441	$ -	$ -	$ 111,441
	$ 111,441	$ -	$ -	$ 111,441
Liabilities				
	$ -	$ -	$ -	$ -

As of December 31, 2023, the firm had $111,441 worth of nonpublic private equity funds.

The Company's securities owned investments were within level 3. Management relied on internal data and assumptions that management participants will use in pricing the asset.

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, receivables from brokers, clearing deposit-broker, receivables, prepaid expenses and deposits, accounts payable, commissions payable, accrued expenses, and due to affiliate.

Moloney Securities Co., Inc.
Notes to Financial Statements
December 31, 2023

NOTE 10 – FAIR VALUE MEASUREMENT (Continued)

The following is a reconciliation of the opening and closing balances for assets and liabilities measure at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period ended December 31, 2023:

	Private Equity Fund	Total
Opening balance	$ 331,271	$ 331,271
Transfers into Level 3		
Transfers out of Level 3		
Total gains or losses for the period:		
Included in earnings (or changes in net assets)		
Included in other comprehensive income		
Purchases, issues, sales and settlements:		
Purchases, issues, sales and settlements:		
Issues		
Sales	(168,462)	(168,462)
Settlement		
Closing balance	$ 162,809	$ 162,809
Change in unrealized gains or losses for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$ (51,368)	$ (51,368)
Change in unrealized gains or losses for the period included in other comprehensive income for assets held at the end of the reporting period	$ -	$ -

NOTE 11 – CONTINGENCIES AND OTHER ITEMS

The firm is or was party to dozens of FINRA customer arbitration matters, many of which have settled or are in progress of being settled.

The Management of the Company, after consultation with outside legal counsel, believes that the settlement of such claims will likely not result in any immediate material adverse effect on the Company's financial position.

NOTE 11 – CONTINGENCIES AND OTHER ITEMS (Continued)

The Firm is also addressing inquiries and matters initiated by securities regulators and self-regulatory organization which could be resolved in the near future.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent events were evaluated through April 16, 2024. As of February 21, 2024, the Company entered into a subordinated loan agreement with a third party to provide $1 million in funding to maintain net capital compliance as the Company resolves matters initiated by securities regulators. The Company is restating financials to retroactively record a SEC settlement of $316,906 as of December 31, 2023. The Company determined it had understated its liabilities. The Company received the potential settlement offer on March 21, 2024. The Company was out of net capital compliance from December 31, 2023, to February 21, 2024.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

March 14, 2024

Holt & Patterson, LLC
260 Chesterfield Industrial Blvd.
Chesterfield, MO 63005

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Moloney Securities Co., Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2023.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct mutual funds and variable annuities on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Also the Company (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Donald Hancock

Signed: _____

Name: Donald Hancock

Title: CEO



HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Moloney Securities Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Moloney Securities Co., Inc., identified the following provision of 17 C.F.R. § 15c3- 3(k) under which Moloney Securities Co., Inc. claimed an exemption from 17 C.F.R. §24 0.15c3-3: (2)(ii) and the Non-Covered Firm provision by Footnote 74 of the SEC Release No. 34-70073, and (2) Moloney Securities Co., Inc. stated that Moloney Securities Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to its direct sale of mutual funds and variable annuities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Moloney Securities Co., Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Moloney Securities Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Holt + Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

April 23, 2024

260 CHESTERFIELD INDUSTRIAL BLVD. CHESTERFIELD, MO 63005 PHONE 636/530-1040 FAX 636/530-1101